July 22, 2013

Via E-Mail and US Mail

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549-3030

RE:	CONMED Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed April 29, 2013
Form 8-K dated April 25, 2013
Filed April 26, 2013
File No. 000-16093

Dear Mr. James:

We are in receipt of your letter dated June 26, 2013 regarding your review and comments on CONMED Corporation’s filings. Following each of the SEC’s comments is our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 55

1.	We see that you have presented the payments made related to the distribution agreement with Musculoskeletal Transplant Foundation (“MTF”) as part of cash flows from investing activities. Please describe to us how you have concluded that these payments represent cash outflows for investing activities under FASB ASC 230-10-45-13.

Response:

FASB ASC 230-10-45-13 defines cash outflows for investing activities to include “Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets” and goes on to state that “Generally, only… amounts paid at the time of purchase or soon before or after…are investing cash outflows.”

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We considered our cash payment of $63.0 million to MTF made at the time we entered into the “Sports Medicine Joint Development and Distribution Agreement” and related agreements as described more fully below, as a payment at the time of purchase to acquire productive assets within the context of FASB ASC 230-10-45-13, and we therefore classified it as a cash outflow for investing activities in the statement of cash flows.

Note 1 – Operations and Significant Accounting Policies, page 57

Revenue Recognition, page 60

2.	You disclose that you record service revenue related to the sale of sports medicine allograft tissue in accordance with the contractual terms of your agreement with MTF, net of amortization of the acquired assets. Please respond to the following:

•	Summarize the significant terms of your Joint Development and Distribution Agreement, Exclusive License and Supply Agreement, and Asset Purchase Agreement.

Response:

On January 3, 2012, CONMED Corporation (the “Company”) entered into a Sports Medicine Joint Development and Distribution Agreement (the "JDDA"), an Exclusive License and Supply Agreement (the “PRP Agreement”), and an Asset Purchase Agreement (the “APA”) with MTF (collectively, the “Transaction”), a non-profit tissue bank.

Under the terms of the JDDA, while MTF continues to source, process and distribute allograft tissue for Sports Medicine procedures for its customers, the Company assumed the responsibility for the promotion and marketing of the MTF allograft tissues. As a result of the Transaction and under the terms of the APA, we also acquired a deminimus amount of instrument sets that MTF had been using in tissue marketing. As compensation for the Company’s promotional and marketing efforts, the Company is paid a commission from MTF which is calculated as an amount currently equal to 50% of the net amounts billed by MTF to its customers for allograft tissues. In conjunction with the JDDA and under the terms of the PRP Agreement, the Company also gained exclusive distribution rights for the PRP products, a non-tissue based related product line manufactured by MTF. The majority of the revenues we expect to generate from the agreements are related to the promotion and marketing of the MTF allograft tissues; revenues associated with our sale of the PRP products were less than $5.0 million in 2012.

We have accounted for the Transaction as an asset purchase. The JDDA and PRP Agreement have an initial term of 25 years and may be renewed thereafter. We are amortizing the assets acquired as a result of the Transaction over their expected useful lives of 25 years. The initial consideration from the Company included a $63.0 million up-front payment with an additional $84.0 million in contingent consideration potentially payable over a four year period depending on MTF meeting certain tissue donor supply targets, as further set forth in the JDDA. In accordance with FASB ASC 450, we assessed the likelihood of MTF meeting these tissue donor supply targets and concluded such likelihood to be probable; accordingly, 100% of the contingent consideration was accrued and recorded with the Transaction.

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•	Tell us how you determined the allocation of the consideration amongst the agreements.

Response:

We considered whether an allocation of the consideration was necessary amongst the assets acquired in the Transaction. However, because we determined the useful lives of both the promotion and marketing asset acquired under the JDDA agreement and the distribution rights asset acquired under the PRP agreement to be 25 years, and we determined straight-line amortization to be the appropriate method for each of these assets, we have reported them on a combined basis. As noted above, assets acquired under the APA consisting of instrument sets are deminimus and not considered material for purposes of allocating consideration.

•	Tell us whether you are recognizing revenues on a gross or net basis under the agreements. Discuss your consideration of FASB ASC 605-45-45.

Response:

Below is our consideration of FASB ASC 605-45-45 with respect to the MTF agreements.

Promotion Rights With Respect to MTF Allograft Tissues

▪	MTF is the primary obligor in the arrangement – MTF is responsible for all of the processes necessary to produce the output (i.e., the allograft tissue inventories) and bears all customer collection risk. MTF is exclusively responsible for the recovery, processing, storage, order taking, distribution, shipment, customer invoicing, and collections. As stipulated in the JDDA, the Company is only responsible for the marketing and promotion of the product.
▪	The Company does have some latitude in establishing prices, however, prices are limited by payer (private and government insurers) price lists and the prices (termed a “service fee”) charged for human tissue are highly regulated. Additionally, there is strong competition for human tissues in the market and as such, the Company has limited discretion with regard to pricing.
▪	The Company does not "change" the product in any way, nor does it perform any service besides soliciting for the product in its current state.
▪	The Company has no discretion in supplier selection - MTF is the exclusive supplier per the agreement.
▪	Although the Company has input related to which products should be marketed, the product specifications for human tissue are standard and the process of tissue harvesting is controlled by MTF.
▪	The Company has no physical loss inventory risk; all such risk is borne by MTF.
▪	The Company has no credit risk; all such risk is borne by MTF.

Based on the above assessment, we concluded the revenue earned under the JDDA and associated with the marketing and promotion rights with respect to MTF allograft tissues is a commission or fee as an agent (FASB ASC 605-45-45-1) and should be recorded on a net basis (i.e., CONMED revenue recognized is currently 50% of the net amounts billed by MTF to its customers for the allograft tissue.)

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Exclusive License & Supply Agreement for PRP Products

▪	CONMED is the primary obligor in the arrangement - the Company is responsible for inventory, order taking, distribution, shipment, customer invoicing, and collections.
▪	CONMED has reasonable control and latitude over pricing.
▪	CONMED does not "change" the product in any way, nor does it perform any service besides selling the product in its current state.
▪	CONMED has no discretion in supplier selection - MTF is the exclusive supplier per the agreement.
▪	CONMED has input related to the specifications of the PRP products although ultimately all manufacturing is the responsibility of MTF.
▪	CONMED has physical loss inventory risk.
▪	CONMED bears customer credit risk.

Based on the above assessment, we concluded the revenue earned on our sales of PRP products should be recognized on a gross basis as CONMED is the primary obligor. We further evaluated whether the assets acquired as a result of the Transaction should be amortized to expense or as a reduction of revenue. We reviewed FASB ASC 605-50-45 noting that “cash consideration…given by a vendor to a customer is presumed to be a reduction in the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement”. In this case, the vendor’s (CONMED) products or services are (i) the promotion and marketing of MTF allograft tissue and (ii) the sale and distribution of the PRP products. Based on our review, the conditions contained in FASB ASC 605-50-45 to overcome the presumption that such costs should be treated as a reduction in revenue have not been met. Therefore, we are amortizing the costs of the assets acquired from MTF over the term of the agreement as a reduction in revenue.

•	Tell us how you determine when to recognize revenue for sales related to these agreements. Include a discussion of the accounting literature you relied upon.

Response:

In accordance with FASB ASC 605-10-25, net revenues under the JDDA are recognized each period as a “CONMED Service Fee” for our promotion and marketing efforts when the services are completed. The Service Fee is calculated based on a percentage of the net amounts billed by MTF to its customers. Our net commission Service Fee is based on the contractual terms of our agreement and is currently 50%. MTF records revenue when the tissue is shipped to the customer. Our services are completed at this time and revenue is then recognized. Our evidence to support the timing of revenue recognition is through review of net billings made by MTF each month.

Revenues related to the PRP product line are recognized when title has been transferred to the customer at the time of shipment under our stated shipping terms and are evidenced by firm purchase orders, payment by the customer is due under fixed payment terms and collectability is reasonably assured. This is consistent with our revenue recognition policy for product sales as set forth in Footnote 1 to the Form 10-K.

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•	Tell us why you concluded that the distribution and sale of tissue represents a service as opposed to a product sale and include the nature of your performance obligations under the sale arrangements with your customers.

Response:

We respectfully clarify that we are not distributors of any allograft tissue under terms of the JDDA. Our only customer is MTF and our only service obligation is to provide services in accordance with the terms of the JDDA. We provide promotional and marketing services to MTF who are responsible for acquiring and distributing allograft tissue. MTF is responsible for all other aspects of the tissue distribution including the recovery, processing, storage, order taking, shipment, invoicing, and collections. Based on these terms, we believe the nature of the revenue CONMED records is that of a service fee with our performance obligations limited to soliciting demand for the tissue.

•	Revise future filings to clearly describe your revenue recognition policies for sales under the agreements.

Response:

We will revise our revenue recognition policy related to MTF service revenue with the following language:

“We recognize revenues related to the promotion and marketing of sports medicine allograft tissue in accordance with the contractual terms of our agreement with Musculoskeletal Transplant Foundation (“MTF”) on a net basis as our role is limited to that of an agent earning a commission or fee. Accordingly, net revenues are recognized as a “Service Fee” for our promotion and marketing efforts when the services are completed. The Service Fee is calculated based on a percentage of the net amounts billed by MTF to its customers. Our net commission Service Fee is based on the contractual terms of our agreement and is currently 50%. This percentage can vary over the term of the agreement but is contractually determinable. The Company’s Service Fee revenues are recorded net of amortization of the acquired assets, which are being expensed over the 25 year term of the agreement with MTF.”

We supplementally advise you that product revenue for PRP Products follow our standard revenue recognition policy for the sale of products, as currently disclosed.

Note 4. Goodwill and Other Intangible Assets, page 63

3.	Please tell us where you classify the assets related to your agreements with MTF on the balance sheet and why. Include a discussion of the accounting literature you relied upon. Discuss your inclusion of the disclosure of the agreement in this note on intangible assets and in future filings clarify where you recorded the assets and whether your table of amortization expenses excludes the amortization for the MTF agreement.

Response:

We considered the Transaction to be an acquisition of promotional, marketing and distribution rights which are assets as defined by FASB Concepts 6, paragraph 25. In order to give prominence to the assets acquired as a result of the Transaction and to distinguish them from intangibles acquired primarily as a result of prior business acquisitions, we have classified the assets acquired within “Other Assets”.

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The MTF Transaction disclosure was included in our Form 10-K in Note 4 – Goodwill and Other Intangible Assets. The title of the Note should have read “Goodwill, Other Intangible Assets, and Other Assets” as it had in the Form 10-Q filings for 2012 as well as the quarterly period ending March 31, 2013. The intangible asset amortization table does not include the amortization associated with the MTF arrangement and the table should have been placed prior to the paragraph related to MTF. We will clarify in our disclosure that the intangible asset amortization table does not include the amortization of the MTF-related assets, and ensure future filings are correct and formatted in the same manner as our Form 10-Q for the quarterly period ending March 31, 2013.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Financial Statements

Note 7. Goodwill, Other Intangible Assets, and Other Assets, page 8

4.	You disclose that the payment to MTF in 2013 of $34 million related to MTF meeting supply targets. Please summarize the terms regarding the supply targets and discuss why you classified the payment within financing activities on the statements of cash flows.
Refer to FASB ASC 230-10-45-15.

Response:

The terms of the JDDA provide for us to make the following additional payments to MTF in the event that they meet at least 80% of an agreed upon supply target of allograft tissue donors processed as of each payment date:

Payment Date	Amount
January 3, 2013	$34,000,000
January 3, 2014	$16,666,667
January 3, 2015	$16,666,667
January 3, 2016	$16,666,667

As noted above in response to question number 2, the Company had accrued for 100% of the contingent payments at the inception of the agreement. In 2013, the Company paid MTF $34.0 million in contingent payments based on MTF meeting the supply target agreed upon by MTF and the Company for the period ending January 3, 2013. We considered the accrued contingent payments to be a portion of the asset purchase price related to the Transaction. Therefore, the $34.0 million payment was recorded as a financing activity in the statement of cash flows for the period ending March 31, 2013 in accordance with FASB ASC 230-10-45-15(c) and 230-10-45-13(c). ASC 230-10-45-13(c) states only amounts "paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows. However, incurring directly related debt to the seller is a financing transaction (see paragraphs 230-10-45-14 through 45-15), and subsequent payments of principal on that debt thus are financing cash outflows." We plan to treat future MTF contingent payments in the same manner.

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Form 8-K filed April 26, 2013

Exhibit 99.1

5.	We see throughout your earnings release that you are referring to EBITDA as a GAAP measure. Please note that EBITDA is not defined under Generally Accepted Accounting Principles and is considered a non-GAAP financial measure under Item 10(e) of Regulation S-K. Accordingly, please revise future discussions to remove the reference to EBITDA as a GAAP measure.

Response:

In future filings, we will remove references to EBITDA as a GAAP measure.

6.	We see that you are presenting the non-GAAP measure net income before unusual items. It appears that this measure refers to charges as “unusual” that have recurred within the prior two years, specifically administrative consolidation costs and legal arbitration costs. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, Question 102.03. Under the cited guidance, it is generally not appropriate to refer to a charge as non-recurring, infrequent or unusual when it is reasonably likely to recur within two years or when there was a similar charge or gain within the prior two years.

Response:

In future filings, we will remove references to “unusual” and replace with “adjusted” or “special.”

In connection with this response, CONMED Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. Please feel free to contact me at (315) 624 -3202 or Robert D. Shallish, Jr. at (315) 624-3206 should you have any questions or comments relative to this response or any other matter.

Best regards,

/s/ Luke A. Pomilio

Luke A. Pomilio

Executive Vice President, Controller,

Corporate General Manager & Principal Accounting Officer

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LAP:mlj

cc:	Robert D. Shallish, Jr. – Executive Vice President, Finance & CFO
Daniel S. Jonas, Esq. – Executive Vice President, Legal Affairs & General Counsel
Terence Berge – Corporate Vice President, Treasurer & Assistant Controller
Kate Tillan, Assistant Chief Accountant
Kevin Kuhar, Accountant

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